

Mail Stop 3030

October 1, 2009

<u>VIA U.S. MAIL AND FAX (562) 906-8459</u>

David Duquette
Chief Executive Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

> **Re:** **New Century Companies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed May 15, 2008**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 000-09459**

Dear Mr. Duquette:

      We have reviewed your letter filed June 3, 2009 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements, page F-1

Note 9. Loss Per Share, page F-36

1.   Please refer to our prior comment 1. We see from your response and the Series C Preferred Stock agreements that the Series C dividends are to be paid only when, as and if declared by the Board of Directors. Since you have represented to us that you do not have regular Board meetings and have not formally declared any dividends with regards to the Series C preferred stock, please explain in detail how you concluded that the company had a legal liability that needed to be recorded.

2.   In contrast to the terms of the Series C Preferred Stock, we note from the Series D Preferred Stock agreement that dividends for the Series D Preferred Stock must be paid whether or not declared by the Board of Directors. Therefore, notwithstanding your representations that you do not have regular Board meetings and have not formally declared any dividends, it would appear that you had a legal liability that needed to be recorded. To help us better understand your extinguishing that liability, please respond to the following:

    *   Provide us with a list of those preferred stockholders that waived their dividends and the amount waived by each preferred stockholder. For each, please specifically indicate the series of preferred stock to which the dividend waiver relates (i.e., Series C or Series D) and show us how the waivers accumulate to the reduction you recorded of $69,750 in 2007.

    *   Identify any preferred shareholders on the list who were related parties and provided waivers.

    *   Provide us with a detailed schedule, by year, showing the dividends you have extinguished, how the amount extinguished was determined, and the basis for such extinguishment (i.e. waiver obtained, expiration of Statute of Limitations, etc.).

    *   As previously requested, please provide us with a written legal opinion regarding your reliance on the Statute of Limitations for those dividends you have not obtained a waiver.

3.   In this regard, please tell us the amount of dividends you accrued for the Series C and Series D Preferred Stock during the year ended December 31, 2008, whether you have extinguished the liability for any Series C or Series D dividends during 2008, and if you have adjusted earnings per share at all in 2008 with regards to the dividends.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results, page 11

Results of Operations For The Period Ended December 31, 2008 Compared to December 31, 2007, page 12

Operating Loss, page 12

4.   We see that your salaries and related costs increased from $434,623 to $837,147, or 93% and note your disclosure that the increase is due to the reclassification of certain costs to compensation. Please explain to us the nature of the costs reclassified and tell us whether you reclassified comparable costs in 2007. Also, in future filings, revise to provide investors with information to understand the underlying reason for the increase.

Change in Fair Value of Derivative Liabilities, page 12

5.   We noted that the change in the fair value of derivative and warrant liabilities fluctuated significantly and you recorded a gain of $4.2 million in 2008. Please tell us and revise these disclosures in future filings to explain to investors the underlying reason for the significant change. Provide details of each outstanding derivative and their related value with an explanation regarding fluctuations between periods so an investor can better understand the significant fluctuations.

Financial Condition, Liquidity, Capital Resources, page 13

6.   We noted your discussion on page 7 that as of December 31, 2008 you do not have the cash available to pay the principal at maturity and if you cannot raise the necessary cash, the convertible debentures will be in default. We noted related discussion on page F-6 of your financial statements that as of December 31, 2008 you were in default on your CAMOFI and CAMHZN debt. Please tell us and revise in future filings to clarify whether or not you are in default on the convertible debentures. Advise us and registrants in future filings as to whether the note holders have declared the notes in default and explain the consequences if such default is declared.

Item 9A(T). Controls and Procedures, page 16

7.   We noted that as part of your fifth material weakness you disclose that you have not tested whether your financial activity level controls or your information technology general controls were operating sufficiently to identify a deficiency. Please clarify for us if you have, in fact, completed your assessment of internal control.

8.   We see that you disclose numerous significant material weaknesses related to your internal control over financial reporting. Please tell us and revise in future filings to

disclose the specific steps that the company has taken, if any, to remediate the material weaknesses and disclose whether the company believes that the material weaknesses still exist at the end of the period covered by the report.

Financial Statements, page F-1

Note 6. Debt, page F-17

9.   We see that you issued a 12% Senior Secured Convertible Promissory Note, the CAMOFI Note, in the amount of $3.5 million on February 28, 2006 and that you recently determined that the original accounting failed to appropriately record separate derivative treatment for the conversion option and the warrants issued with the Note. We also see that you issued an amended and restated note to CAMOFI on June 26, 2008 and you also issued the CAMHZN Note on August 8, 2008. Please respond to the following with regards to the restated note and the amended note:

- Please tell us, and revise future filings to disclose the specific conversion terms of the Notes.
- Please also tell us the terms of the buy-in provision you discuss with regards to the notes and how you accounted for this right as part of your restatement as well as your amended note.

10.   We see that you issued an amended and restated Note to CAMOFI in June 26, 2008 and you accounted for the exchange of the Amended Note for the Original Note as an extinguishment of debt. Please tell us how you determined the gain on extinguishment of $1.8 million.

Note 9. Earnings (Loss) Per Share, page F-32

11.   It appears that you have presented the 2007 preferred stock dividends net of waived dividends that relate to prior years both in your footnote disclosure and on the face of the Income Statement. Please tell us why you believe this presentation is appropriate. Cite the appropriate GAAP guidance upon which you based your disclosure.

Note 11. Restatement, page F-33

12.   We see that you have restated your financial statements beginning in quarter ended March 31, 2006 ending in quarter ended September 30, 2008 as a result of your accounting for derivative liabilities and debt modification. Please tell us when management determined that the financial statements were not correct and a restatement was necessary. In this regard, please tell us your consideration as to the need to file a Form 8-K, Item 4.02 at such time. Please advise.

Amendment 1 to Form 10-Q for the quarter ended March 31, 2009

Explanatory Note, page 1

13.   We see your disclosure one of the reasons for amending the filing is that you filed your Form 10-Q for the period ended March 31, 2009 before your prior independent registered public accountant completed its review of the financial statements for the period. In addition, in your Form 8-K/A filed on August 25, 2009, you also disclose that you determined that your "unaudited condensed consolidated financial statements for the three-month period ended March 31, 2009 needed to be restated, which will be reviewed by KMJ before an amended Form 10-Q is filed." However, it remains unclear whether your prior auditors completed its review, whether that review was performed by KMJ, or whether KMJ simply reviewed the adjustments related to the restatement. Please further amend your Form 10-Q to clearly disclose to investors that your interim financial statements for the period ended March 31, 2009 have been reviewed by your independent public accountant, indicate which firm performed the review and include the review report of the accountant. Refer to Rule 8-03 of Regulation S-X.

Financial Statements, page F-1

Note 1. Organization and Significant Accounting Policies, page F-4

Accounting for Derivative Instruments, page F-11

14.   We see that you have recorded significant derivative liabilities related to your warrants and conversion options and the fair value of these derivatives have increased significantly during the period ended March 31, 2009. We see from your disclosures that you determined the fair value of the derivative liabilities using the Black-Scholes model, however, the underlying reason for the significant increase in the fair value remains unclear to us. Please provide us with sufficient detail to understand the significant change. As part of your response, please clarify why your assumptions appear to vary significantly, for example, explain why volatility ranges from 178% to 670% at March 31, 2009 and ranges from 160% to 187% at December 31, 2008.

Note 3. Convertible Debt, page F-14

15.   The amounts you identify here as the fair value of your derivative liabilities do not appear to accumulate to the amount presented on the balance sheet as of December 31, 2008. Specifically, we see from your balance sheet that your derivative liability at December 31, 2008 was $1,975,298, but the fair value of the CAMOFI and CAMHZN warrant derivative liabilities and conversion option derivative liabilities detailed herein accumulate to $2,025,298. Please advise.

Note 6. Restatements, page F-17

March 31, 2009, page F-18

16.   We see that you identified errors in your accounting for the CAMOFI and CAMZHN notes issued in February 2009, recorded certain adjustments related to your contract accounting, and identified a misclassification error. Please tell us and revise future filings to more fully explain the nature of each accounting error in accordance with FASB ASC 250-50 (paragraph 26 of SFAS 154).

17.   In this regard, your footnote disclosures to the table on page F-18 regarding the adjustments do not appear to adequately explain the nature of the error and the underlying reason for each adjustment. For example, note (2) explains that the adjustment represents the reclassification of financing costs. Please explain what the financing costs relate to, how those financing fees should be accounted for, and the underlying error that resulted in the restatement.

        As appropriate, please amend your Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                            Sincerely,

                                            Julie Sherman
                                            Reviewing Accountant